Exhibit K.3

Silver Spike Capital, LLC

660 Madison Avenue, Suite 1600

New York, NY 10065

__________, 2021

Scott Gordon

Chief Executive Officer

Silver Spike Investment Corp.

660 Madison Avenue, Suite 1600

New York, NY 10065

Re:	Waiver of Incentive Fee

Dear Mr. Gordon,

Reference is hereby made to the Investment Advisory Agreement (the “Investment Advisory Agreement”), dated [ ], 2021, by and between Silver Spike Investment Corp. (the “Company”) and Silver Spike Capital, LLC (the “Adviser”). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Investment Advisory Agreement.

The Adviser hereby irrevocably agrees to waive the Incentive Fee on Income and the Incentive Fee on Capital Gains for the Company’s first year of operations following consummation of its initial public offering. The waiver of the Incentive Fee on Capital Gains applies only to realized capital gains on assets sold during the Company’s first year of operations following consummation of its initial public offering.

Neither the waiver of the Incentive Fee on Income nor the waiver of the Incentive Fee on Capital Gains shall be subject to recourse against or reimbursement by the Company.

Sincerely yours,

Silver Spike Capital, LLC

By:
Name: Gregory Gentile
Title: Chief Financial Officer